UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 11 TO
                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934

                              DERMA SCIENCES, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    249827106
                                 (CUSIP Number)

                                 Bruce F. Wesson
                                Claudius, L.L.C.
                            680 Washington Boulevard
                                   11th Floor
                               Stamford, CT 06901
                            Telephone (203) 653-6400

                                 With a copy to:
                              Peter K. Anglum, Esq.
                               Morrison Cohen LLP
                                909 Third Avenue
                            New York, New York 10022
                            Telephone (212) 735-8600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 April 15, 2007
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following page(s))

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Galen Partners III, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    3,510,547 shares
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           3,510,547 shares
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,510,547 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.56%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Galen Partners International III, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    321,168 shares
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           321,168 shares
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     321,168 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.15%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Galen Employee Fund III, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    14,613 shares
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           14,613 shares
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,613 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.05%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Galen Associates
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    452,000 shares
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           452,000 shares
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     452,000 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.62%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      The first paragraph of Item 1 of the Schedule 13D is hereby amended to read in its entirety as follows:

            "This statement covers a total of 4,298,328 fully diluted shares of Common Stock"), of Derma Sciences, Inc., a Pennsylvania corporation (the "Issuer"). The Reporting Personas (as defined in Item 2 hereof) as of the date hereof hold an aggregate of (i) 1,614,175 shares of Common Stock, (ii) 125,003 shares of Series A Convertible Preferred Stock, $.01 par value per share, of the Issuer (the "Series A Preferred Shares"), which as of the date hereof are convertible into an aggregate of 125,003 shares of Common Stock, (iii) 416,669 shares of Series B Convertible Preferred Stock, $.01 par value per share, of the Issuer (the "Series B Preferred Shares") which as of the date hereof are convertible into an aggregate of 416,669 shares of Common Stock, (iv) 619,055 shares of Series C Convertible Preferred Stock, $.01 par value per share, of the Issuer (the "Series C Preferred Shares"), which as of the date hereof are convertible into an aggregate of 619,055 shares of Common Stock, (v) 1,071,426 shares of Series D Convertible Preferred Stock, $.01 par value per share, of the Issuer (the "Series D Preferred Shares"), which as of the date hereof are convertible into an aggregate of 1,071,426 shares of Common Stock, and (vi) 452,000 options (the "Options"), which as of the date hereof may be exercised for an aggregate of 452,000 shares of Common Stock. The Common Stock, Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and Options are referred to herein, collectively, as the "Securities".

      Item 3 of the Initial Schedule 13D is hereby amended to add a paragraph at the end thereof to read in its entirety as follows:

            "On January 4, 2007, Galen Partners III, L.P., Galen Partners International III, L.P. and Galen Employee Fund III, L.P. exercised an aggregate of 1,309,441 warrants pursuant to a cashless exercise feature in such warrants, resulting in the issuance of an aggregate of 352,175 shares of Common Stock. On April 15, 2007, William R. Grant, a Reporting Person, passed away and, as a result, under the terms of the relevant operating agreements was deemed to have withdrawn from, and is no longer an affiliate of, the Galen Partnerships as of that date."

      Item 5, subpart (a) of the Initial Schedule 13D is hereby amended to read in its entirety as follows:

(a) Each Reporting Person owns or has the right to acquire the number of securities shown opposite its name:

----------------------------------------------------------------------------------------------------------------------
        (1)                  (2)                (3)                 (4)                (5)                 (6)
----------------------------------------------------------------------------------------------------------------------
                                         Number of Shares
                                         of Common Stock     Number of Shares
                                         into which Series   of Common Stock
                                         A, Series B,        which may be                           Percentage of
                                         Series C and        acquired                               Outstanding
                                         Series D            pursuant to                            Shares of Common
                      Number of Shares   Preferred Stock     exercise of        Total of Columns    Stock (see Note
Reporting Person      of Common Stock    is Convertible      options            (2), (3) and (4)    below)
----------------------------------------------------------------------------------------------------------------------
Galen                      1,474,345          2,036,202                   0          3,510,547              12.56%
----------------------------------------------------------------------------------------------------------------------
Galen Intl                   133,777            187,391                   0            321,168               1.15%
----------------------------------------------------------------------------------------------------------------------
GEF                            6,053              8,560                   0             14,613               0.05%
----------------------------------------------------------------------------------------------------------------------
Galen Associates                   0                  0             452,000            452,000               1.62%
----------------------------------------------------------------------------------------------------------------------
Total                      1,614,175          2,232,153             452,000          4,298,328              15.38%
----------------------------------------------------------------------------------------------------------------------

      Note: The percentages shown in each row of column (6) were calculated, for each respective row, by (i) adding the total in the bottom rows of columns (3) and (4) to 25,258,335, the number of shares of Common Stock outstanding as of February 27, 2007, as set forth in the Issuer's Annual Report on Form 10-KSB for the year ended December 31, 2006, (the "Total Adjusted Outstanding Shares"), then (ii) dividing the amount in column (5) by the Total Adjusted Outstanding Shares, and then (iii) expressing such quotient in terms of a percentage.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date: May 9, 2007                               GALEN PARTNERS III, L.P.
                                                By:  Claudius, L.L.C.


                                                By:     /s/ Bruce F. Wesson
                                                    ---------------------------
                                                        Managing Member


                                                GALEN PARTNERS
                                                INTERNATIONAL III, L.P.
                                                By:  Claudius, L.L.C.


                                                By:     /s/ Bruce F. Wesson
                                                    ---------------------------
                                                        Managing Member


                                                GALEN EMPLOYEE FUND III, L.P.
                                                By:  Wesson Enterprises, Inc.

                                                By:    /s/ Bruce F. Wesson
                                                    ---------------------------
                                                       President


                                                CLAUDIUS, L.L.C.


                                                By:     /s/ Bruce F. Wesson
                                                    ---------------------------
                                                        Managing Member


                                                WESSON ENTERPRISES, INC.


                                                By:    /s/ Bruce F. Wesson
                                                    ---------------------------
                                                       President

                                  GALEN ASSOCIATES
                                  By:  Wesson Enterprises, Inc.


                                  By:     /s/ Bruce F. Wesson
                                      ------------------------------------------
                                      President


                                  BRUCE F. WESSON


                                  By:     /s/ Bruce F. Wesson
                                      -----------------------------------------
                                          Bruce F. Wesson


                                  L. JOHN WILKERSON


                                  By:     /s/ Bruce F. Wesson
                                      ------------------------------------------
                                          Bruce F. Wesson, Attorney-In-Fact


                                  DAVID JAHNS

                                  By:     /s/ Bruce F. Wesson
                                      ------------------------------------------
                                          Bruce F. Wesson, Attorney-In-Fact


                                  ZUBEEN SHROFF

                                  By:     /s/ Bruce F. Wesson
                                      ------------------------------------------
                                          Bruce F. Wesson, Attorney-In-Fact